Exhibit 99.1

Cyberkinetics Announces Results for the First Quarter Ended March 31, 2007

 FOXBOROUGH, Mass., May 10, 2007 (BUSINESS WIRE) -- Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; "Company;" "Cyberkinetics"), a neurotechnology company focused on neurostimulation and neural sensing, today released financial results for the first quarter ended March 31, 2007, and provided updates on the Company's progress on key development programs.

Total revenues for the quarter ended March 31, 2007, were $496,000 as compared to $385,000 for the quarter ended March 31, 2006. Product sales for the three months ended March 31, 2007, were $381,000 compared to $132,000 for the three months ended March 31, 2006. Grant revenue for the three months ended March 31, 2007, was $115,000 compared to $252,000 for the three months ended March 31, 2006. The Company reported a net loss of $2.6 million, or $0.07 per share, for the quarter ended March 31, 2007, compared to a net loss of $3.9 million, or $0.15 per share, for the same period of 2006. The net loss for the first quarter of 2006 contained a one-time, non-cash charge for in-process research and development of $1.6 million related to the acquisition of Andara(TM) Life Science, Inc. The Company used $2.2 million of cash to fund operations during the first quarter of 2007, as compared to $2.3 million for the first quarter of 2006. Cyberkinetics ended the quarter with approximately $9.2 million in cash and cash equivalents as compared to $11.8 million at December 31, 2006.

"We are proceeding with the execution of our strategy to build a valuable neurostimulation franchise by bringing the Andara(TM) Oscillating Field Stimulator (OFS(TM)) Therapy for acute spinal cord injuries to market by the end of 2007," stated Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. "Of the estimated 11,000 new spinal cord injuries in the United States each year, we believe that approximately one-third of these patients are likely to be the primary beneficiaries of the Andara(TM) OFS(TM) Therapy.

"Unfortunately, despite the very high cost of treatment and therapy for spinal cord-injured patients, they still face a poor prognosis. We are determined to market the Andara(TM) OFS(TM) Therapy as broadly as possible to reach patients with acute spinal cord injuries. We believe that the Andara(TM) OFS(TM) Therapy will become a valued tool in addressing spinal cord injuries. We understand that spine surgeons in large trauma centers have a strong interest in making the Andara(TM) OFS(TM) Therapy available to their patients. The recent request by a surgeon in Spain to provide the Andara(TM) OFS(TM) Therapy to his patient is indicative of such interest. We believe that the interest of the spine surgeons is based on our current safety data, the Andara(TM) OFS(TM) Therapy's potential to restore some sensory and motor function and our commitment to continue to collect, evaluate and disseminate clinical outcomes data.

"In February 2007, we submitted a Humanitarian Device Exemption (HDE) to the Food and Drug Administration (FDA) to obtain market clearance for the implantable Andara(TM) OFS(TM) System. Our HDE application was formally accepted by the FDA in March 2007 and is currently under review. We believe that our discussions with the FDA are progressing well and that we are on track with our stated goal of obtaining approval in late 2007. During the first quarter, we also achieved: measurable progress in the development of our marketing and clinical outcomes plans; filled several key sales and marketing positions; and met with potential Andara(TM) OFS(TM) System customers at a number of leading trauma and rehabilitation centers throughout the United States."

First Quarter and Recent Operational Highlights

The Andara(TM) OFS(TM) Therapy - Designed to Repair Nerve Damage and Restore Function

• In February 2007, Cyberkinetics submitted a Humanitarian Device Exemption (HDE) to the Food and Drug Administration (FDA) to obtain market clearance for the implantable Andara(TM) OFS(TM) (Oscillating Field Stimulator) System. If approved, Cyberkinetics' Andara(TM) OFS(TM) System would be the first commercially available neurotechnology device designed to partially restore sensation and motor function in acute spinal cord injuries by stimulating nerve repair. The Company is preparing to launch the product, if approved, as early as the fourth quarter of 2007.

• In April 2007, Cyberkinetics announced that the United States Patent and Trademark Office issued U.S. patent 7,199,110, entitled "Method of Treatment for Spinal Cord Injury," by the United States Patent and Trademark Office. The patent relates to the Company's Andara(TM) Oscillating Field Stimulator (OFS(TM)) Therapy neural stimulation technology platform. This patent covers the use of Cyberkinetics' Andara(TM) OFS(TM) System in combination with a growth factor, which may ultimately enable us to treat people with spinal cord and other nervous system injuries suffered months or years earlier.

• In April 2007, the Company provided its Andara(TM) Oscillating Field Stimulator (OFS(TM)) System to a Spanish motorcycle racer who recently suffered a spinal cord injury during a high speed crash. Cyberkinetics was able to accommodate the patient and his surgeon's request under the custom-made device exclusion in the European medical device regulations. The Company has also begun the regulatory process to support introduction of the device in the European markets in 2008.

Neural Interface System - BrainGate System Designed to Enable Communication and Limb Movement and NeuroPort(TM) System Designed to Detect and Predict Epileptic Seizures

• In February 2007, John P. Donoghue, Ph.D., Cyberkinetics' Chief Scientific Officer, discussed the rapidly expanding field of neuroprosthetics in a symposium entitled "Smart Prosthetics: Interfaces to the Nervous System Help Restore Independence" at the annual meeting of the American Association for the Advancement of Science (AAAS) in San Francisco, California. Dr. Donoghue, and the symposium organizer, Hunter Peckham, Ph.D., Donnell Professor of Biomedical Engineering and Orthopedics at Case Western Reserve University (Case), are working with Cyberkinetics and the Cleveland FES (Functional Electrical Stimulation) Center, to develop a neuroprosthetic system capable of restoring partial arm and hand function to people with severe paralysis due to spinal cord injury.

•  In March 2007, Dr. Donoghue discussed the potential for neural interface technology, such as that being developed by Cyberkinetics, as a way to obtain important neural signal information from the brain that might lead to improved diagnosis and treatment of epilepsy at the "Curing Epilepsy 2007: Translating Discoveries into Therapies" meeting sponsored by the National Institutes of Health in Bethesda, Maryland.

• In May 2007, Cyberkinetics' researchers and collaborators were featured in multiple presentations at the annual meeting of the American Academy of Neurology (AAN) in Boston, Massachusetts. Dr. Donoghue was a featured speaker at the "Hot Topics" plenary session entitled "Neural Interfaces to Restore Function." Leigh R. Hochberg, M.D., Ph.D., Principal Investigator in the pilot clinical trial of the BrainGate System, chaired a scientific session, entitled "Brain-Computer Interfaces: Frontiers in Neurology and Neuroscience," and presented a talk entitled "Cortical Control of Assistive Devices by Persons with Tetraplegia" on the safety and feasibility for people that are paralyzed and unable to speak to use the BrainGate System and their own thoughts to control: a computer with various software programs; off-the-shelf communication software; and other external devices, including a wheelchair.

• In May 2007, scientific findings from its ongoing pilot trials of the BrainGate Neural Interface System (BrainGate System) were presented in multiple presentations by engineers from Cyberkinetics and collaborators at Brown University at the 2007 Institute of Electrical and Electronics Engineers, Inc. (IEEE) in Hawaii.

Conference Call Instructions

Cyberkinetics' management will hold a conference call at 10:00 pm Eastern Time, Thursday, May 10, 2007, to discuss results of the first quarter 2007. Those who would like to participate in the conference call should dial 866-700-7173, or 617-213-8838 for international participants, and use the pass code 15717863. To access a replay of the conference call, which will be available from 12:00 noon Eastern Time on May 10 until 5:00 pm Eastern Time on May 17, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 29302975.

An audio webcast of the conference call will also be available at www.cyberkineticsinc.com. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson's individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.

About Cyberkinetics Neurotechnology Systems, Inc.

Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics' product development pipeline includes: the FDA cleared-to-market NeuroPort(TM) System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity; the Andara(TM) Oscillating Field Stimulator (OFS) Device, an investigative device designed to stimulate regeneration of the neural tissue surrounding the spinal cord; and the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement. Additional Information is available at Cyberkinetics' website at http://www.cyberkineticsinc.com.

Forward-Looking Statements

This announcement contains forward-looking statements, including statements about Cyberkinetics' product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate" or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.

Financial results for the quarter ended March 31, 2007 are summarized in the tables below.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,
	2007	2006

Revenues:
Product sales	$381,078	$132,200
Grant revenue	115,366	252,480

Total revenues	496,444	384,680

Operating expenses:
Cost of product sales	114,362	49,768
Research and development	1,587,774	1,396,278
Sales and marketing	249,010	109,979
General and administrative	1,174,562	1,054,089
Purchased in-process research and
development	-	1,602,239

Total operating expenses	3,125,708	4,212,353

Operating loss	(2,629,264)	(3,827,673)

Other income (expense):
Interest income	130,129	108,832
Interest expense	(118,288)	(181,816)

Other income (expense), net	11,841	(72,984)

Net loss	$(2,617,423)	$(3,900,657)

Basic and diluted net loss per common share	$(0.07)	$(0.15)

Shares used in computing basic and diluted net loss per common share	36,331,674	26,876,209

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	March 31,	December 31,
	2007	2006
Assets
Current Assets
Cash and cash equivalents	$9,176,067	$11,835,534
Other current assets	1,553,980	1,593,718
Net property and equipment	519,518	569,256
Other assets	2,028,661	2,105,345

Total assets	$13,278,226	$16,103,853

Liabilities and stockholders' equity
Current liabilities	3,714,892	3,888,953
Long-term liabilities	1,665,192	2,115,231

Stockholders' equity:
Common stock, $0.001 par value	37,563	37,409
Additional paid-in-capital	44,753,200	44,337,458
Accumulated deficit	(36,892,621)	(34,275,198)

Total stockholders' equity	7,898,142	10,099,669

Total liabilities and stockholders' equity	$13,278,226	$16,103,853

Cyberkinetics Neurotechnology Systems, Inc.
Elizabeth A. Razee, 508-549-9981, Ext. 109
Manager, Corporate Communications